Filed by: VMware, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: EMC Corporation

Subject Company’s Commission File No.: 001-09853

On August 2, 2007, the following communication was sent via email to eligible employees of VMware, Inc. (“VMware”) in connection with EMC Corporation’s (“EMC”) and VMware’s offer to exchange certain outstanding options to purchase shares of EMC’s common stock for options to purchase shares of VMware’s Class A common stock and certain outstanding restricted stock of EMC for restricted Class A common stock of VMware.

TO:

We would like to inform you that the EMC-VMware Exchange Program has been extended and will now expire at 11:00 a.m. Pacific Time on Thursday, August 9, 2007, unless the offer is further extended. The Exchange Program had previously been scheduled to expire at 11:00 a.m. Pacific Time on August 6, 2007.

If you are eligible and decide to participate in the Exchange Program, you must make your election(s) before the offer expires. We urge you to allot yourself ample time to familiarize yourself with the site, the offering materials, and the process for making your election(s).

As a reminder from the earlier e-mails that have been sent to you, the online Election Site for the EMC-VMware Exchange Program is available at: https://www.corp-action.net/vmware, and the following personal identification number (PIN) has been assigned to you:

Your PIN is:

Please do not reply to this automated e-mail message. If you have a question or need a copy of the offering documents, please call Mellon Investor Services at the numbers listed below.

Mellon Investor Services

Customer Service Representatives are available Monday through Friday

5:00 a.m. to 4:00 p.m. Pacific Time

888-313-1479 from within the U.S.

201-680-6672 from outside the U.S.